SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2006
Commission File Number 0-30600
The Westaim Corporation
(Translation of registrant’s name into English)
144–4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
                         Canada
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: February 8, 2006	By:	/s/ Brian D. Heck
Brian D. Heck
Vice President, General Counsel and Corporate Secretary

EXHIBITS INDEX
1.	Press Release re “Webcast Advisory — The Westaim Corporation Webcast of Conference Call to Discuss 2005 Fourth Quarter and Year-End Results”.